Exhibit 1.01

Conflict Minerals Report
ACCO Brands Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2015 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is May 31, 2016.
Unless the context indicates otherwise, the terms "ACCO Brands," "we," "its," "us" and "our" refer to ACCO Brands Corporation and its consolidated domestic and international subsidiaries. As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. Also, the term “suppliers” includes our manufacturing facilities, third party facilities with which we contract to manufacture certain products, and entities from which each of the foregoing obtains components or materials for our products.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Applicability of the Conflict Minerals Rule to Our Company
We are one of the world’s largest designers, marketers and manufacturers of branded business, academic and consumer products. Some of the products that we manufacture or contract to manufacture contain third-party components or materials that include 3TG that are necessary to the functionality or production of the products. 3TG content constitutes a small portion of the materials content of our products and most of our products do not contain any 3TG. We estimate that, for 2015, 10% or less of our suppliers provided us with in-scope raw materials, components or finished goods that contained 3TG. Our in-scope products taken together as a whole contain all four 3TG, although each individual product does not contain each 3TG.

For 2015, each of our in-scope products contained at least some 3TG content for which we were unable to determine the origin. However, none of the 3TG contained in our in-scope products that were necessary to the functionality or production of the products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. We did not conclude that any of our in-scope products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.
We do not directly source 3TG from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and to encourage responsible sourcing by our supply chain.
Product, smelter and refiner information in respect of 2015 is described under "Product, Smelter and Refiner and Country of Origin Information" below.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the DRC. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy (the "Conflict Minerals Policy") for the supply chain of 3TG.
The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.
Work with their suppliers to ensure traceability of 3TG at least to the smelter or refiner level. Under the Conflict Minerals Policy, ACCO Brands reserves the right to request further evidence of the supply chain down to the mine level.

2.	Source 3TG only from sources that do not support conflict.

3.	Where possible, source 3TG from sources that are certified as conflict-free by an independent third-party.

4.
Submit to ACCO Brands on request a completed Conflict-Free Sourcing Initiative ("CFSI") Conflict Minerals Reporting Template and provide ACCO Brands with such written certifications and other information concerning the origin of 3TG included in products and/or components supplied to it as it may request from time to time.

5.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy.

6.
Otherwise adopt policies, procedures and systems with respect to 3TG sourcing consistent with the Conflict Minerals Policy and the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (including the supplements thereto, the "OECD Guidance").

7.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with the Conflict Minerals Policy.
We do not seek to embargo sourcing from the DRC region and encourage our suppliers to continue to responsibly source 3TG from the region.
Reasonable Country of Origin Inquiry Information
Our outreach included 91 direct suppliers (the "Suppliers") that we determined to potentially be in-scope for purposes of our compliance with the Conflict Minerals Rule. We determined which of our products were in-scope or potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us. Scoping determinations with respect to products that we contracted to manufacture or may have contracted to manufacture also were based on our degree of influence over the products' manufacture.
For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance, which are discussed later in this Conflict Minerals Report. In connection with our reasonable country of origin inquiry, we requested information from the Suppliers at a product level (i.e., specific to our products, rather than for all of the products that the Suppliers sold to their customers), although not all of the Suppliers responded at that level. For 2015, the Suppliers identified to us 195 smelters and refiners as potentially having processed the necessary 3TG contained in our in-scope products. Based on our reasonable country of origin inquiry, we concluded that 74 of these smelters and refiners sourced entirely from outside of the DRC and its adjoining countries, including from recycled or scrap sources, as described under “Product, Smelter and Refiner and Country of Origin Information.” Our conclusions concerning mineral origin are based on information provided by the CFSI to its members.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2015. These due diligence efforts are discussed in this Conflict Minerals Report.
Due Diligence Program Design
We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance, Second Edition 2013.
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the 3TG contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of 2015 are discussed under "Due Diligence Program Execution."

1.	OECD Guidance Step One: "Establish strong company management systems"
a. We have adopted the Conflict Minerals Policy. The Conflict Minerals Policy is posted on our website and distributed electronically to selected employees and suppliers.

b. The Global Compliance Team, which reports to the General Counsel, is charged with managing our 3TG compliance strategy. The Global Compliance Team works with all ACCO Brands business groups to determine potentially in-scope products and suppliers. The Global Compliance Team and Sourcing and Product Management personnel are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. We also utilize specialist outside counsel and other consultants to assist us with our compliance efforts.

c. We use the Conflict Minerals Reporting Template developed by the CFSI to identify smelters and refiners in our supply chain.
d. We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database for at least five years.

e. We have a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy, either through a hotline or confidential web form. The contact information for our grievance mechanism is as follows: www.MySafeWorkplace.com or 1.800.461.9330.

f. Our form of vendor contract requires that suppliers represent and warrant that they are aware of ACCO Brands' commitment to not source 3TG from sources that benefit armed groups and that they understand their obligation and agree to collect and report their sources of 3TG to ACCO Brands.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a. We request in writing that suppliers provide us with information, through the completion of the Conflict Minerals Reporting Template, concerning the usage and source of 3TG in the products, components and materials that they sold to us, as well as information concerning their related compliance efforts. We follow up by email or phone with all suppliers that do not respond to the request within the specified time frame.

b. We review the completed responses received from suppliers. We follow up by email or phone with suppliers that submit an incomplete response, a response that we determine contains errors or inaccuracies or that otherwise provide a written response that raises "red flags" or that we determine not to be suitable based on our written review criteria, in each case requesting them to submit a revised response. We follow up with other suppliers when determined to be appropriate by us.

c. To the extent that a completed response identifies a smelter or refiner, we review this information against the list of Compliant (as defined below) smelters and refiners published by the CFSI and the country of origin information made available by the CFSI to its members.

d. If a smelter or refiner identified by a supplier is not listed as Compliant by the CFSI, we consult publicly available information to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

e. Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a. Our Global Compliance Team reports the findings of its supply chain risk assessment to our General Counsel, who then provides periodic updates to ACCO Brands' Audit Committee.

b. We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with our due diligence, we utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners. We also support independent third-party audits through our membership in the CFSI.

5.	OECD Guidance Step 5:"Report on supply chain due diligence"

We file a Form SD, and to the extent applicable a Conflict Minerals Report, with the Securities and Exchange Commission and make these filings available on our website.
Due Diligence Program Execution
In furtherance of our 3TG due diligence, we performed the following due diligence measures in respect of 2015. These were not all of the measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, see “Due Diligence Program Design.”

1.
We sent requests to 91 Suppliers to provide us with information through the completion of a Conflict Minerals Reporting Template. We requested that information be provided at a product level, although not all Suppliers responded at that level. We followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame. We received responses from 84% of the Suppliers to which we sent a request.

2.
We reviewed the completed responses received from the Suppliers. We followed up by email or phone with the Suppliers that submitted an incomplete response, a response that we determined contains errors or inaccuracies or that otherwise provide a written response that raised "red flags" or that we determined not to be suitable based on our written review criteria, in each case requesting them to submit a revised response.

3.
With respect to those completed responses that identified a smelter or refiner, we reviewed this information against the list of Compliant and Active (as defined below) smelters and refiners published by the CFSI and the country of origin information made available by the CFSI to its members. 147 of the identified smelters and refiners were listed as Compliant by the CFSI as of February 29, 2016 and 13 were listed as Active as of that date. 75% of the identified smelters and refiners were listed as Compliant, an increase of 15% from last year’s filing, and 7% were listed as Active.

4.
For those smelters and refiners identified by a Supplier that were not listed as Compliant by the CFSI, we consulted publicly available information to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

5.	Our Global Compliance Team reported the findings of its supply chain risk assessment to our General Counsel, who then provided an update to ACCO Brands' Audit Committee.

6.	We supported independent third-party audits through our membership in the CFSI.

7.	Pursuant to our risk mitigation strategy, we escalated within ACCO Brands certain Suppliers that did not respond on a timely basis or provide requested information.

8.	In addition, to mitigate the risk that the necessary 3TG contained in our in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we:

a.	Requested the suppliers that did not have 3TG sourcing policies in place to adopt policies.

b.
Held a training session for our Asia-based suppliers during our Supplier Compliance Summit. At this training session, we provided information on the requirements of the Conflict Minerals Rule and the OECD Guidance, our responsible sourcing and compliance expectations and how to complete the Conflict Minerals Reporting Template.

c.
Communicated to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, we worked with these suppliers to ensure that they understood the requirements of the Conflict Minerals Rule and the OECD Guidance.

Product, Smelter and Refiner and Country of Origin Information
For 2015, the following categories of products that we manufactured or contracted to manufacture contained 3TG that were necessary to the functionality or production of the products, and were therefore in-scope for purposes of our compliance: (1) Computer Accessories; (2) Electrical Machines & Staples; (3) Stationery; (4) Presentation Products; and (5) Integrated OEM Punch & Bind Products. Not all of our products in each of these categories were in-scope in 2015. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.
Due to the challenges of tracing a multi-tier supply chain, for 2015, we were unable to determine the origin of at least some of the necessary 3TG content contained in each of our in-scope products. However, for 2015, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary 3TG that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. For 2015, we did not conclude that any of our products were "DRC conflict free."
In connection with our due diligence or reasonable country of origin inquiry, as applicable, the suppliers identified to us certain facilities as potentially having processed the necessary 3TG contained in our in-scope products in 2015, as described in the table below. Not all of the included facilities may have processed the necessary 3TG contained in our in-scope products, since, in some cases, suppliers may have reported to us smelters and refiners that were not in our supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons. The smelters and refiners described below may not be all of the smelters and refiners in our supply chain, since the suppliers did not identify the processors of some of the necessary 3TG content contained in our in-scope products, and since we did not receive responses from all of the suppliers.

Please see the notes that accompany the table for additional information concerning the data contained in the table.

Smelter and Refiner and Country of Origin Information(1)

	Compliant				Active	On Reference List Only
	DRC Region Sourced	Non-DRC Region Sourced	Not Disclosed	Recycled or Scrap
Tantalum	12	22		18
Tin	2	36		9	3	18
Tungsten	2	18		8	4	1
Gold		6	56	13	6	16

(1) We note the following in connection with the information contained in the foregoing table:
(a)
The included smelters and refiners ("SORs") only include those reported entities that were listed on the Smelter Reference List tab to the Conflict Minerals Reporting Template or the list of SORs published by the U.S. Department of Commerce, because those are the only reported entities that we were able to determine were SORs.

(b)
"Compliant" means that a SOR was listed as compliant with the Conflict-Free Sourcing Program's ("CFSP") assessment protocols. Included SORs were not necessarily Compliant for all or part of 2015 and may not continue to be Compliant for any future period. In addition, "Compliant" includes SORs that were listed as "Re-audit in progress," irrespective of the "valid until" date of their certification. We do not have information on the origin of the 3TG processed by any of the Compliant SORs prior to their respective compliance dates.

(c)
"Active" means that the SOR was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the SOR has committed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry - Conflict Minerals Council.

(d)	A SOR is listed as "On Reference List Only" if it was not Compliant or Active.
(e)	The compliance status reflected in the table is based solely on information made publicly available by the CFSI, without independent verification by us.
(f)
"DRC Region" means the DRC and its adjoining countries. Origin information was derived from information made available by the CFSI to its members, without independent verification by us. According to this information, some of the Compliant SORs may have sourced from both within the DRC Region and from outside the DRC Region. If a SOR sourced from multiple sources, we were not able to determine the origin of the 3TG specific to our in-scope products. SORs are listed in each category from which they may have sourced. Therefore, not all of the origin information reflected in the table may apply to the necessary 3TG in our in-scope products.

(g)
For 2015, we were not able to determine the origin of the 3TG processed by any of the SORs listed as "Active", “On Reference List Only" or "Compliant/Not Disclosed." A SOR is indicated as "Compliant/Not Disclosed" if the origin of the 3TG processed by the SOR was not disclosed by the CFSI.

(h)	All information in the table is as of February 29, 2016.

We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed Conflict Minerals Reporting Template concerning the source of the 3TG in the components, products and materials sourced from them. Where a smelter or refiner was identified, we also reviewed information made available by the CFSI to its members and publicly available information, to the extent available, to try to determine the mine or location of origin.
Additional Risk Mitigation Efforts

We intend to take the following additional steps in respect of our 2016 compliance to mitigate the risk that the necessary 3TG in our in-scope products benefit armed groups:

1.	Encourage suppliers that provided company level information for 2015 to provide product level information for 2016 through ongoing outreach with these Suppliers.
2.	Engage with suppliers that provided incomplete responses or that did not provide responses for 2015 to help ensure that they provide requested information for 2016.
3.	Monitor and encourage the continuing development and progress of traceability measures at suppliers that indicated for 2015 that the source of 3TG was unknown or undeterminable.
4.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Complete additional supplier training to ensure suppliers understand the requirements of traceability, how to complete the Conflict Minerals Reporting Template, and our expectations.
All of the foregoing steps are in addition to the steps that we took in respect of 2015, which we intend to continue to take in respect of 2016 to the extent applicable.